Public

21001289

;E COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response...... 12.00

SEC Mail Processing

FEB 22 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lumos Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 Ray Street
(No. and Street)

Pleasanton	**CA**	**94566**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eddie Le 415-299-8601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, Eddie Le, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:
None

Signature

Chief Executive Officer (CEO)

SEC Mail Processing

FEB 22 2021

Washington, DC

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On Feb. 17, 2021 before me, Johanna E. Ruiz, NotaryPublic
(insert name and title of the officer)

personally appeared Eddie Le,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOHANNA E. RUIZ
COMM. #2251751
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires 07/29/2022

Signature ______________ (Seal)

Lumos Partners, LLC

December 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Lumos Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lumos Partners, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Lumos Partners, LLC's auditor since 2015.
Walnut Creek, California
February 15, 2021

Lumos Partners, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 526,315
Prepaid expenses and other assets	5,394
Property & equipment, net of $147,213 accumulated depreciation	299,175
Operating lease right-of-use asset	182,472
Total Assets	$ 1,013,356
Liabilities and Members' Equity	
Accounts payable	$ 25,789
Accrued expenses	81,452
Operating lease liability	182,733
Note payable	41,665
Total Liabilities	331,639
Members' Equity	681,717
Total Liabilities and Members' Equity	$ 1,013,356

See accompanying notes

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2020

1. **Organization**

Lumos Partners, LLC (the "Company") was organized as a Delaware limited liability company in April, 2014 and is registered to do business and operate in the state of California. The Company conducts all its business from Pleasanton, California. Under this form of organization, the liability of the owners (members) for debts and obligations of the LLC is limited to their financial investment. However, like a limited partnership, profit or losses flow through to its members. The Company is a securities broker dealer registered on December 26, 2014, with the Securities and Exchange Commission and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company engages in mergers and acquisitions and private placement advisory services on a fee basis. Investment banking fees consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon closing of transactions in which the Company participated.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020. The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission (FDIC), up to $250,000. At times during the year ended December 31, 2020, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. As of December 31, 2020, there were no accounts receivable therefore no allowance was necessary.

Property & Equipment
Property and equipment consist of automobiles that are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for over the estimated useful life of between five to seven years.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no assets or liabilities that are required to be recorded at fair value on a recurring basis.

2. Significant Accounting Policies (Continued)

Leases

Management determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. There were no finance leases in 2020.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

3. Recently Adopted Accounting Standards

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Note Payable

On June 23, 2020, the Company obtained a loan under the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act (the "PPP Loan"). The PPP Loan, which was in the form of a Note, matures on June 23, 2025 and bears interest. Principal and interest payments are payable every month beginning on the 6th month after receiving loan if the Company does not apply for forgiveness. The PPP Loan may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. The PPP Loan may also be forgiven provided the loan proceeds are only used for payroll costs, mortgage interest payments, lease payments, and utilities incurred during the 24 week period following the date of the loan. The Company used the entire PPP Loan amount for expenses that qualify for forgiveness.

5. Revenue from Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services

The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, fundraising activity and the pricing of securities to be issued. These services include agreements to provide advisory services to customers for which the Company charges the customers fixed and variable fees that are earned at a point in time when the performance obligation is complete.

The agreement contains nonrefundable fixed retainer fees and/or variable success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). Sometimes, the retainer fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines

5. Revenue from Contracts with Customers (Continued)

that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the Company accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Contract Costs
The Company incurs incremental transaction-related costs to obtain and/or fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. There were no capitalized contract costs at December 31, 2020.

Contract Liabilities
Deferred revenue represents retainer fees received prior to completion of a performance obligation that are recognized as revenue when the performance obligation is complete. There was no deferred revenue at December 31, 2020.

6. Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual Delaware and California LLC tax and a California LLC fee based on gross revenue.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three to four years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to federal and state income tax audits for periods subsequent to 2015.

The Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. In the event of IRS assessment, the partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2020.

7. Lease Obligation

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

In August 2018, the Company entered into an operating sublease for an office space. The lease commencement date was September 1, 2018 and term was thirty six months. The Company had an option to extend for another 3 years. The extended period was not included in right of use asset and liability as the Company did not expect to extend. The base rent included annual rent increases. The Company leased a total of 1,237 square feet with a total liability of $136,243 over the term of lease. In August 2020, the Company was able to terminate the lease with no future obligations.

7. Lease Obligation (Continued)

In October 2020, the Company entered into an operating sublease with a related party for its office space. The lease commencement date was November 1, 2020 and term is thirty six months. The Company has an option to extend for another 3 years. The extended period was not included in right of use asset and liability as the Company does not expect to extend. The base rent includes annual rent increases. The Company leased a total of 1,219 square feet with a total liability of $191,209 over the term of lease. On commencement of the lease, the Company recorded a right of use asset and lease liability of $191,209 using a discount rate of 6%. The discount rate was determined by management of Company based on its view of its associated cost of capital.

Future lease cash payments due under the lease as of December 31, 2020 were as follows:

	Due to Landlord
2021	$ 62,428
2022	63,989
2023	54,430
Total	$ 180,847

8. Related Party Transactions

The Company entered into a consulting agreement with Citiwide, Inc ("Citiwide") on July 1, 2015. Citiwide is owned by the Company's Chief Executive Officer. Under this agreement, Citiwide provides consulting services related to assisting with business strategies, marketing, and employment. No amounts were due to Citiwide at December 31, 2020. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

9. Pension Plan

The Company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $57,000 in 2020.

10. Member' Equity

The Company has two types of ownership units, Common Units and Preferred Units.

Common Unit owners have a right to vote in Company matters but no common partners receive distributions unless they also own a preferred interest. Common Unit owners have the right to nominate two members to the Board of Managers who do not have to be a Common Unit owner.

Preferred Unit owners have a right to vote in Company matters and also have the right to distributions from the profits of the Company. In addition, before any distributions are made, Preferred Unit owners have a right to a yearly distribution of Available Cash as defined and determined by the Board of Managers. Preferred Unit owners also have a right to nominate one Preferred Unit owner to the Board of Managers.

There is one member of the Company that owns both Common Units and Preferred Units. This member is the Common Members on the accompanying statement of members' equity.

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2020

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $418,812, which exceeded the requirement by $411,645.

12. Risks and Uncertainties

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

13. Subsequent Events

The Company has evaluated subsequent events through February 15, 2021, the date which the financial statements were issued and there were no additional events that took place that would have a material impact on the financial statements or require disclosure.